CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 9, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS TO ACQUIRE BULK-SAMPLING EQUIPMENT, SIERRA LEONE

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to announce that it is commencing the acquisition of equipment for bulk sampling programmes on the two diamond exploration licences it has under option in Sierra Leone.  Work on the offshore licence will be the first focus depending upon the availability of adequate shipping units based in the port of Freetown, to be verified early this month.  Cream’s Project Manager for its Sierra Leone project is Mr. Ben Ainsworth, P.Eng., President of Casierra Diamond Corporation (“Casierra”), and the Company’s “Qualified Person” for the purpose of  NI-43-101.

The equipment to be used initially will be a suction dredge pump with a plant to be mounted on the deck of the ship.  This system will be used for measuring the volumes of material processed and making a heavy mineral concentrate for further processing to recover diamonds.  In order to carry out the work, the ship will be anchored with 3 or 4 anchors to keep it on station and allow sampling from a static site.  The outlet of the pipe carrying the processed sediment will be anchored at some distance from the vessel allowing deposition onto the seafloor with no associated surface discharge plume or contamination.

Further interpretation of the magnetic data from the survey carried out in May 2005, by Peter E. Walcott & Associates Ltd. – Geophysical Services, has indicated a good correlation between some of the sample sites where diamonds were recovered in earlier work by Malaysia Mining Corporation, and magnetic anomalies that follow large channel-like patterns.  This work has refined the detailed distribution of the magnetically active sediments in a large anomalous area identified last year and will be used to help direct the location of bulk sample sites.

Casierra plans to apply for a diamond licence so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties.  This will permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  There is a reasonable basis for expecting recovery of some diamonds because of earlier successes as reported in the November 15th 2005 report, as amended January 18th 2006 by C. Ikona, PEng., titled Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, compliant with the requirements of NI-43-101, which has been posted on the Company’s web site at www.creamminerals.com.

In the report, Mr. Ikona comments: “Samples collected from the sediments on the continental shelf during the 1995 program returned four diamonds, three of which were gem quality, ranging in size from 0.34 to 0.54 carats.  In 1996, Malaysia Mining Corporation, which at that time had an option to earn an interest in the property, conducted additional reconnaissance sampling on the licence and recovered a further sixteen commercial gem stones from the licence ranging in size from 0.2 to 1.22 carats.  Sampling to date is very encouraging, but has been on a widespread basis and not sufficient to allow an estimate of potential for the licence.  The licence at this time contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources.”

Mr. Ikona recommended further bulk sampling of the magnetically anomalous area with an estimated initial cost of US $3,000,000.

For more information about Cream Minerals Ltd., its Videos on Sierra Leone and its projects, please visit the Company’s website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.